Exhibit 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

On October 10, 2019, International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Center (“IGI”), entered into a Business Combination Agreement (as amended prior to the date hereof, the “Business Combination Agreement”) with Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”), Lagniappe Ventures LLC, a Delaware limited liability company (solely in the capacity as the Purchaser Representative), Wasef Jabsheh (solely in the capacity as the representative of the holders of IGI’s outstanding capital shares that have executed and delivered an exchange agreement (the “Sellers”)), and, pursuant to a joinder thereto, International General Insurance Holdings Ltd., a Bermuda exempted company (the “Company”), and Tiberius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”). Pursuant to the Business Combination Agreement, on March 17, 2020 (the “Closing”), (1) Merger Sub merged with and into Tiberius, with Tiberius surviving the merger and each of the former security holders of Tiberius receiving securities of the Company (the “Merger”) and (2) all of the outstanding share capital of IGI was exchanged by the Sellers for a combination of common shares of the Company and aggregate cash consideration of $80.0 million (the “Share Exchange” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

The total consideration paid by the Company to the Sellers (the “Transaction Consideration”) was equal to (i) the sum of (the “Adjusted Book Value”) (A) the total consolidated book equity value of IGI and its subsidiaries as of the most recent month end of IGI prior to the Closing (the “Book Value”), plus (B) the amount of IGI’s out-of-pocket transaction expenses which reduced the Book Value from what it would have been if such expenses had not been incurred, multiplied by (ii) 1.22, and multiplied by (iii) a fraction equal to (A) the total number of shares of IGI acquired by the Company (the “Purchased Shares”) divided by (B) the total number of issued and outstanding IGI common shares as of the closing of the Business Combination.

$80.0 million of the Transaction Consideration was paid in cash (the “Cash Consideration”), with each Purchased Share acquired for cash paid based on a value equal to two times Adjusted Book Value per share. The Purchased Shares paid with the Cash Consideration were allocated among the Sellers based on an agreed upon formula, with Wasef Jabsheh receiving $65.0 million of the Cash Consideration, Wasef Jabsheh’s family members receiving no cash consideration and the remaining Sellers receiving the remaining $15.0 million pro rata based on the number of Purchased Shares owned by each such remaining Seller.

The remaining Transaction Consideration was paid by the Company to the Sellers by delivery of newly issued common shares of the Company equal in value to the total Transaction Consideration less $80.0 million of Cash Consideration (the “Exchange Shares”), with each Exchange Share valued at the price per share (the “Redemption Price”) at which each share of Tiberius common stock, par value $0.0001 per shares (“Tiberius common stock”), was redeemed pursuant to the redemption by Tiberius of shares held by its public stockholders in connection with the Business Combination, as required by its amended and restated certificate of incorporation and Tiberius’s initial public offering prospectus. 929,117 common shares, representing 2.5% of the total Transaction Consideration as of December 31, 2019, were issued in the name of the Sellers but were set aside in escrow (the “Escrow Shares”) at the Closing to be used, along with any dividends, distributions or other earnings thereon, as the sole source of remedy available to the Company for any post-closing negative adjustments to the total Transaction Consideration.

Based on IGI’s book value as of December 31, 2019, the Redemption Price as of December 31, 2019, and assuming that 100% of IGI’s shareholders execute exchange agreements, the hypothetical transaction consideration would be calculated as follows:

($) in millions
IGI Book Value	$312.1
Plus IGI Transaction Expenses that Reduced Book Value(1)	4.8
Adjusted Book Value	$316.9
Multiplied by 1.22	$386.73
Multiplied by Percentage of IGI Shareholders Who Executed Exchange Agreements	100%
Transaction Consideration	$386.7
Minus Cash Consideration	$80.0
Equity Consideration	$306.7
Divided by: Redemption Price	$10.405
Number of Exchange Shares	29,476,287

(1)	Transaction expenses incurred as of December 31, 2019 were $4,831,976.

The following unaudited pro forma combined consolidated statement of financial position as of December 31, 2019 combines the audited consolidated statement of financial position of IGI as of December 31, 2019 and the audited balance sheet of Tiberius as of December 31, 2019 giving effect to the Business Combination as if it had been consummated as of that date.

The following unaudited pro forma combined consolidated statement of income for the year ended December 31, 2019 combines the audited consolidated statement of income of IGI for the year ended December 31, 2019 with the audited statement of operations of Tiberius for the year ended December 31, 2019, giving effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented.

The following unaudited pro forma combined consolidated statement of income for the six months ended June 30, 2020 combines the unaudited consolidated statement of income of IGI for the six months ended June 30, 2020 with the unaudited statement of operations of Tiberius for the period from January 1, 2020 to March 16, 2020, giving effect to the Business Combination as if it had occurred as of the beginning of the earliest period presented.

The unaudited combined pro forma financial information should be read in conjunction with the accompanying notes. In addition, the unaudited combined pro forma financial information was based on and should be read in conjunction with the following historical financial statements and the accompanying notes:

●	historical audited financial statements of IGI for the year ended December 31, 2019;

●	historical audited financial statements of Tiberius for the year ended December 31, 2019; and

●	historical unaudited interim condensed financial statements of IGI for the six months ended and as of June 30, 2020.

The historical financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in its functional and presentation currency of the United States dollar. The historical financial statements of Tiberius have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) in its functional and presentation currency of United States dollars.

Accounting for the Business Combination

The transaction will be accounted for as a continuation of IGI in accordance with IFRS as issued by the IASB. Under this method of accounting, while the Company is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company. As Tiberius does not meet the definition of a business as defined in IFRS 3 — Business Combinations (“IFRS 3”), the acquisition is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 — Share-based Payments (“IFRS 2”). Hence, the transaction will be accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction will be those of IGI from an accounting point of view.

Under IFRS 2, the transaction is measured at the fair value of the common shares deemed to have been issued by IGI for the ownership interest in the Company to be the same as if the transaction had taken the legal form of IGI acquiring 100% of Tiberius. The difference between the fair value equity instruments (common shares and warrants) issued by IGI to Tiberius and the fair value of the later identifiable net assets acquired (representing net cash received by IGI and its former shareholders) represents a bargain purchase. However, since the transaction is accounted for under IFRS 2 and the outcome of fair value measurement represents a ‘bargain’ and not an ‘expense’, this does not qualify as a share-based payment for the services received by IGI in connection with the transaction.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable and are expected to have a continuing impact on the results of the Company. The adjustments presented in the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the Company upon consummation of the Transactions.

The unaudited pro forma combined financial information is presented for illustrative purposes only. The financial results may have been different had the companies been combined for the referenced periods. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies been combined for the referenced periods or the future results that the Company will experience. IGI, the Company and Tiberius have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial information of Tiberius has been adjusted to give effect to the differences between US GAAP and IFRS as issued by the IASB for the purposes of the combined unaudited pro forma financial information. No adjustments were required to convert Tiberius’s financial statements from US GAAP to IFRS for purposes of the combined unaudited pro forma financial information, except to classify shares of Tiberius common stock subject to redemption as non-current liabilities under IFRS. The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company after giving effect to the Business Combination.

The unaudited pro forma combined financial information has been prepared based on the actual redemption of 7,910,076 shares of Tiberius common stock.

Unaudited Pro Forma Combined Consolidated Statement of Financial Position as of December 31, 2019

			Reflecting Actual Redemptions upon the Closing of the Business Combination on March 17, 2020
	IGI (A)	Tiberius (B)	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Marketable securities held in Trust Account	$—	$179,491,402	$(179,491,402	)(1)	$—
Properties, premises and equipment	12,734,842	—	—		12,734,842
Intangible assets	3,885,894	—	—		3,885,894
Investments in associates	13,061,674	—	—		13,061,674
Investment properties	25,712,312	—	—		25,712,312
Investments	253,721,954	—	—		253,721,954
Deferred policy acquisition costs	41,713,289	—	—		41,713,289
Insurance receivables	112,974,844	—	—		112,974,844
Deferred tax assets	—	—	—		—
Other assets	7,754,225	—	—		7,754,225
Reinsurance share of unearned premiums	33,916,549	—	—		33,916,549
Reinsurance share of outstanding claims	176,212,424	—	—		176,212,424
Deferred XOL premium	15,172,707	—	—		15,172,707
Cash and cash equivalents and term deposits	312,213,087	78,697	179,491,402	(1)
			23,611,809	(2)
			25,000,000	(3)
			(20,850,000	)(4)
			(6,525,000	)(5)
			(2,350,000	)(6)
			(80,000,000	)(8)
			(82,306,714	)(7)	348,363,281
Income tax receivable	—	—	—		—
Prepaid expenses and other current assets	—	33,563	—		33,563
Total Assets	$1,009,073,801	$179,603,662	$(143,419,905)		$1,045,257,558

EQUITY AND LIABILITIES
Equity:
Issued share capital	$143,375,678	$—	$(143,375,678	)(8)	$—
Common shares	—	574	231	(2)
			290	(3)
			791	(7)
			2,948	(8)	4,834
Additional paid in capital	2,773,000	1,499,910	23,611,578	(2)
			24,999,710	(3)
			(6,525,000	)(5)
			82,279,680	(7)
			46,769,747	(8)
					175,408,625
Treasury shares	(20,102,500)	—	20,102,500	(8)	—
Foreign currency translation reserve	(332,785)	—	—		(332,785)
Fair value reserve	4,273,914	—	—		4,273,914
Retained earnings	182,155,778	3,499,517	(13,500,000	)(4)
			(3,499,517	)(8)
					168,655,778
Total Equity	312,143,085	5,000,001	30,867,280		348,010,366
Liabilities:
Accounts payable and accrued expenses	—	424,976	—	(4)
			(125,000	)(6)	299,976
Gross outstanding claims	413,052,855	—	—		413,052,855
Gross unearned premiums	206,214,029	—	—		206,214,029
Other liabilities	14,863,282	—			14,863,282
Deferred tax liabilities	346,824	16,500			363,324
Insurance payables	53,543,737	—			53,543,737
Unearned commissions	8,909,989	—			8,909,989
Sponsor loan payable	—	2,225,000	(2,225,000	)(6)	—
Deferred underwriting commissions	—	7,350,000	(7,350,000	)(4)	—
Common shares subject to redemption	—	164,587,185	(164,587,185	)(7)	—
Total Liabilities	696,930,716	174,603,661	(174,287,185)		697,247,192
Total Equity and Liabilities	$1,009,073,801	$179,603,662	$(143,419,905)		$1,045,257,558

A.	Derived from the audited consolidated statement of financial position of IGI as of December 31, 2019.

B.	Derived from the audited balance sheet of Tiberius as of December 31, 2019.

Unaudited Pro Forma Combined Consolidated Statement of Income for the Year Ended December 31, 2019

			Reflecting Actual Redemptions upon the Closing of the Business Combination on March 17, 2020
	IGI (A)	Tiberius (B)	Pro Forma Adjustments		Pro Forma Income Statement
Gross written premiums	$349,291,905	$—	$—		$349,291,905
Reinsurers’ share of insurance premiums	(97,139,370)	—	—		(97,139,370)
Net written premiums	252,152,535	—	—		252,152,535
Net change in unearned premiums	(36,609,639)	—	—		(36,609,639)
Net premiums earned	215,542,896	—	—		215,542,896
Net claims and claim adjustment expenses	(118,063,488)	—	—		(118,063,488)
Net policy acquisition expenses	(45,435,438)	—	—		(45,435,438)
Net underwriting results	52,043,970	—	—		52,043,970
Total Investment income, net (C)	11,090,649	3,854,255	(3,854,255	)(2)	11,090,649
Net realized gains on investments	996,945	—	—		996,945
Unrealized gains on investments	1,286,482	95,617	(95,617	)(2)	1,286,482
Share of losses from associates	(376,104)	—	—		(376,104)
General and administrative expenses	(38,367,649)	(1,361,167)	521,564		(39,207,252)
Corporate expenses	(898,296)	—	—		(898,296)
Other expenses	(1,395,288)	—	—		(1,395,288)
Gain on foreign exchange	5,704,249	—	—		5,704,249
Listing related expense	(4,831,976)	—	4,831,976	(1)	—
Income before income tax	25,252,982	2,588,705	1,403,668		29,245,355
Income tax	(1,687,583)	(651,500)	651,500	(3)	(1,687,583)
Net Income	$23,565,399	$1,937,205	$2,055,168		$27,557,772
Weighted average number of shares – Diluted (D)	135,161,942	5,666,533	28,625,730		34,292,263
Diluted net income (loss) per share	$0.17	$(0.17)	$0.07		$0.80

A.	Derived from the audited consolidated statement of income of IGI for the year ended December 31, 2019.

B.	Derived from the audited statement of operations of Tiberius for the year ended December 31, 2019.

C.	Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments.

D.	Represents the weighted average number of common shares outstanding during the period, multiplied by the exchange ratio established in the Business Combination Agreement.

Unaudited Pro Forma Combined Consolidated Statement of Income for the Six Months Ended June 30, 2020

			Reflecting Actual Redemptions upon the Closing of the Business Combination on March 17, 2020
	IGI (A)	Tiberius (B)	Pro Forma Adjustments		Pro Forma Income Statement
Gross written premiums	$236,500,668	$—	$—		$236,500,668
Reinsurers’ share of insurance premiums	(65,878,458)	—	—		(65,878,458)
Net written premiums	170,622,210	—	—		170,622,210
Net change in unearned premiums	(34,372,286)	—	—		(34,372,286)
Net premiums earned	136,249,924	—	—		136,249,924
Net claims and claim adjustment expenses	(64,286,772)	—	—		(64,286,772)
Net policy acquisition expenses	(25,869,807)	—	—		(25,869,806)
Net underwriting results	46,093,345	—	—		46,093,345
Total Investment income, net (C)	5,145,910	583,848	(583,848	)(2)	5,145,910
Net realized gains on investments	1,484,086	—	—		1,484,086
Unrealized losses on investments	(3,577,622)	(78,243)	78,243	(2)	(3,577,622)
Share of loss from associates	(438,993)	—	—		(438,993)
General and administrative expenses	(21,342,357)	(1,333,338)	1,333,338		(21,342,357)
Corporate expenses	(1,081,007)	—	—		(1,081,007)
Other expenses	(2,666,287)	—	—		(2,666,287)
Loss on foreign exchange	(8,658,231)	—	—		(8,658,231)
Listing related expense	(3,366,390)	—	3,366,390	(1)	—
Income (Loss) before income tax	11,592,454	(827,733)	4,194,123		14,958,844
Income tax	(432,723)	(46,700)	46,700	(3)	(432,723)
Net Income (Loss)	$11,159,731	$(874,433)	$4,240,823		$14,526,121
Weighted average number of shares – Diluted (D)	134,025,678	5,740,865	34,889,294	(4)	40,630,159
Diluted net income (loss) per share	$0.08	$(0.15)	$0.12		$0.36

A.	Derived from the unaudited consolidated statement of income of IGI for the six months ended June 30, 2020.

B.	Derived from the unaudited statement of operations of Tiberius for the period ended March 16, 2020.

C.	Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments.

D.	Represents the weighted average number of common shares outstanding during the period, excluding unvested earnout shares, plus the weighted average number of common shares that would be issued upon the conversion of all dilutive potential common shares into common shares, multiplied by the exchange ratio established in the Business Combination Agreement.

Notes to Unaudited Pro Forma Combined Consolidated Statement of Financial Position

1.	Represents $179,491,402 of the cash and securities in Tiberius’s trust account that were liquidated upon consummation of the Business Combination.

2.	Represents the $23,611,809 that certain accredited investors who entered into subscription agreements with Tiberius (the “PIPE Investors”) contributed in exchange for the issuance of 2,314,883 shares of Tiberius common stock immediately prior to, and subject to, the Closing, which became common shares of the Company upon consummation of the Business Combination. $231 represents the aggregate par value of such shares of Tiberius common stock, and $23,611,578 represents additional paid-in capital for such shares.

3.	Represents the $25,000,000 that Church Mutual Insurance Company (“Church”), Fayez Sarofim, Imua T Capital Investments and The Gray Insurance Company, pursuant to certain forward purchase contracts (the “forward purchase contracts”), contributed to Tiberius in exchange for the issuance of 2,900,000 shares of Tiberius common stock concurrently with the Closing, which became common shares of the Company upon consummation of the Business Combination. $290 represents the aggregate par value of such shares of Tiberius common stock, and $24,999,710 represents additional paid-in capital for such shares.

4.

Represents $13,500,000 of estimated expenses incurred in connection with the Business Combination, including legal, financial advisory, accounting, printing and other professional fees and expenses, and $7,350,000 of deferred underwriting fee. As of the closing of the Business Combination on March 17, 2020, incremental costs that are directly attributable to the listing of the Company’s securities on Nasdaq and incurred as a necessary part of completing the Business Combination will be accounted for as cost of an equity transaction netting off the additional paid in capital/share premium.

5.	Represents the aggregate payment of (1) $2,250,000 that Church, simultaneously with and subject to the Closing, received in exchange for the cancellation of 3,000,000 Tiberius warrants pursuant to the Warrant Purchase Agreement between Church and Tiberius (the “Warrant Purchase Agreement”) and (2) $4,275,000 that another warrant holder, simultaneously with and subject to the Closing, received in exchange for the cancellation of 3,000,000 Tiberius warrants pursuant to a warrant purchase agreement between Tiberius and such warrant holder.

6.	Represents the repayment of advances from and loans extended by Lagniappe Ventures LLC (the “Sponsor”) upon consummation of the Business Combination in the aggregate amount of $2,350,000. The advances were in the amount of $125,000 and the loans were in the amount of $2,225,000, inclusive of $225,000 as a result of the exercise of the underwriter’s over-allotment option, which is non-interest bearing.

7.	The aggregate value of the shares of Tiberius common stock subject to redemption recorded on Tiberius’s balance sheet was $164,587,185. Of this amount, (i) the aggregate value of shares of Tiberius common stock redeemed in connection with the Business Combination was $82,306,714, (ii) $791 represents the aggregate par value of the nonredeemed shares and (iii) $82,279,680 represents the aggregate additional paid-in capital of the nonredeemed shares.

8.	Represents the recapitalization of IGI through the issuance of common shares of the Company and payment of the $80,000,000 cash consideration and the elimination of Tiberius’s historical accumulated deficit. Adjustments were made with respect to (i) the elimination of the existing IGI common shares in the amount of $143,375,678 that ceased to exist upon consummation of the Business Combination, (ii) the elimination of IGI treasury shares in the amount of $20,102,500, (iii) the elimination of Tiberius’s retained earnings of $3,499,517 and (iv) the issuance of common shares of the Company in the amount of $46,241,079 that were issued upon consummation of the Business Combination, of which $2,948 represents the aggregate par value of such shares and $46,769,747 represents the aggregate additional paid-in capital of such shares.

Notes to Unaudited Pro Forma Combined Consolidated Statements of Income

1.	Represents the expenses incurred by IGI in connection with the Business Combination recorded in IGI’s income statement.

2.	Represents the elimination of unrealized gain and interest income on securities held in the Trust Account which will be liquidated after the consummation of the Business Combination.

3.	Represents the tax effect of pro forma adjustments applied at IGI’s blended federal and state income tax rate. IGI’s statutory tax rate was 0% during the six months ended June 30, 2020 and the year ended December 31, 2019.

4.

For purposes of calculating the weighted average number of shares outstanding for the six months ended June 30, 2020, we have considered the actual number of shares issued and outstanding as of the closing of the Business Combination, excluding nontransferable earnout shares subject to vesting.